UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*

                             MCM Capital Group, Inc.
                                (Name of Issuer)

                          Common Stock ($.01 par value)
                         (Title of Class of Securities)

                                   55269B105
                                 (CUSIP Number)

                                 Stuart I. Rosen
------------------------------------------------------------------------------
               Senior Vice President and Assistant General Counsel
                             Triarc Companies, Inc.
                                 280 Park Avenue
                            New York, New York 10017
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 22, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 55269B10                                               13D



(1)      Name of Reporting Person                Madison West Associates Corp.
         I.R.S. Identification No. of Above
         Person
-------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member   (a)
         of a Group                              ------------------------------
                                                 (b)   X
                                                 -----------------------------
-------------------------------------------------------------------------------
(3)      SEC Use Only
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(4)      Source of Funds                         AF, WC
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(5)      Check Box if Disclosure of Legal        [  ]
         Proceedings is
         Required Pursuant to Items 2(d) or
         2(e)
-------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization      Delaware
-------------------------------------------------------------------------------
Number of Shares         (7)  Sole Voting Power         None
Beneficially Owned by
Each Reporting Person
With
------------------------------------------------------------------------------
                         (8)  Shared Voting Power       2,371,267
-------------------------------------------------------------------------------
                         (9)  Sole Dispositive Power     None
------------------------------------------------------------------------------
                         (10) Shared Dispositive Power  2,371,267
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(11) Aggregate Amount Beneficially Owned by
     EachReporting Person                               2,371,267
-----------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in                [  ]
      Row (11) Excludes Certain Shares
------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in           26.6%
     Row (11)
-----------------------------------------------------------------------------
(14)  Type of Reporting Person                           CO

(1) Name of Reporting Person                         Triarc Companies, Inc.
    I.R.S. Identification No. of Above Person
------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member   (a)
    of a Group                              ----------------------------------
                                            (b)    X
                                            ---------------------------------
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(3)      SEC Use Only
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(4)      Source of Funds                           WC
-----------------------------------------------------------------------------
(5)      Check Box if Disclosure of Legal         [  ]
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)
-----------------------------------------------------------------------------
(6)      Citizenship or Place of Organization     Delaware
-----------------------------------------------------------------------------
                         (7)  Sole Voting Power             None
Number of Shares
Beneficially Owned by
Each Reporting Person
With
-----------------------------------------------------------------------------
                         (8)  Shared Voting Power        2,471,267
-----------------------------------------------------------------------------
                         (9)  Sole Dispositive Power        None
-----------------------------------------------------------------------------
                         (10) Shared Dispositive Power   2,471,267
-----------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned
         by Each Reporting Person                        2,471,267
-----------------------------------------------------------------------------
(12)     Check Box if the Aggregate Amount in              [  ]
         Row (11) Excludes Certain Shares
-----------------------------------------------------------------------------
(13)     Percent of Class Represented by                  27.4%
         Amount in Row (11)
-----------------------------------------------------------------------------
(14)     Type of Reporting Person                           CO

(1)       Name of Reporting Person               Nelson Peltz
          I.R.S. Identification No. of Above
          Person
-------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member   (a)
         of a Group                              -----------------------------
                                                 (b)   X
                                                 -----------------------------
------------------------------------------------------------------------------
(3)       SEC Use Only
------------------------------------------------------------------------------
(4)       Source of Funds                             OO
------------------------------------------------------------------------------
(5)      Check Box if Disclosure of Legal              [  ]
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)
------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization         United States
-----------------------------------------------------------------------------
Number of Shares         (7)  Sole Voting Power         None
Beneficially Owned by
Each Reporting Person
With
----------------------------------------------------------------------------
                         (8)  Shared Voting Power      4,944,735
----------------------------------------------------------------------------
                         (9)  Sole Dispositive Power     None
-----------------------------------------------------------------------------
                         (10) Shared Dispositive Power 4,944,735
----------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by
      Each Reporting Person                            4,944,735
-----------------------------------------------------------------------------
(12)  Check Box if the Aggregate Amount in               [  ]
      Row (11) Excludes Certain Shares
----------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount             45.3%
      in Row (11)
-----------------------------------------------------------------------------
(14)  Type of Reporting Person                           IN

(1)       Name of Reporting Person               Peter W. May
          I.R.S. Identification No. of Above
          Person
-----------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member   (a)
         of a Group                              ------------------------------
                                                 (b)   X
                                                 ------------------------------
------------------------------------------------------------------------------
(3)       SEC Use Only
-----------------------------------------------------------------------------
(4)       Source of Funds                             OO
-----------------------------------------------------------------------------
(5)      Check Box if Disclosure of Legal            [  ]
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)
-----------------------------------------------------------------------------
(6)      Citizenship or Place of Organization      United States
-----------------------------------------------------------------------------
Number of Shares         (7)  Sole Voting Power               15,000
Beneficially Owned by
Each Reporting Person
With
-----------------------------------------------------------------------------
                         (8)  Shared Voting Power          3,612,767
-----------------------------------------------------------------------------
                         (9)  Sole Dispositive Power          15,000
-----------------------------------------------------------------------------
                         (10) Shared Dispositive Power     3,612,767
-----------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by
      Each Reporting Person                                3,627,767
-----------------------------------------------------------------------------
(12)  Check Box if the Aggregate Amount in                   [  ]
      Row (11) Excludes Certain Shares
-----------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount                 36.7%
      in Row (11)
-----------------------------------------------------------------------------
(14)  Type of Reporting Person                                 IN

(1)       Name of Reporting Person               Neale M. Albert
          I.R.S. Identification No. of Above
          Person
------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member   (a)
         of a Group                              ------------------------------
                                                 (b)   X
                                                 ------------------------------
-------------------------------------------------------------------------------
(3)       SEC Use Only
------------------------------------------------------------------------------
(4)       Source of Funds                               OO
-------------------------------------------------------------------------------
(5)      Check Box if Disclosure of Legal               [  ]
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)
------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization        United States
------------------------------------------------------------------------------
Number of Shares         (7)  Sole Voting Power            None
Beneficially Owned by
Each Reporting Person
With
------------------------------------------------------------------------------
                         (8)  Shared Voting Power        1,743,818
------------------------------------------------------------------------------
                         (9)  Sole Dispositive Power       None
------------------------------------------------------------------------------
                         (10) Shared Dispositive Power   1,743,818
-----------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by
      Each Reporting Person                              1,743,818
-----------------------------------------------------------------------------
(12)  Check Box if the Aggregate Amount in                  [  ]
      Row (11) Excludes Certain Shares
----------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount               21.7%
      in Row (11)
----------------------------------------------------------------------------
(14)  Type of Reporting Person                              IN

(1)       Name of Reporting Person               DWG Acquisition Group, L.P.
          I.R.S. Identification No. of Above
          Person
------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member   (a)
         of a Group                              ----------------------------
                                                 (b)  X
                                                 ----------------------------
-----------------------------------------------------------------------------
(3)       SEC Use Only
-----------------------------------------------------------------------------
(4)       Source of Funds                            OO
-----------------------------------------------------------------------------
(5)      Check Box if Disclosure of Legal            [  ]
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)
-----------------------------------------------------------------------------
(6)      Citizenship or Place of Organization         Delaware
-----------------------------------------------------------------------------
Number of Shares         (7) Sole Voting Power          None
Beneficially Owned by
Each Reporting Person
With
------------------------------------------------------------------------------
                         (8) Shared Voting Power       2,471,267
-----------------------------------------------------------------------------
                         (9) Sole Dispositive Power      None
-----------------------------------------------------------------------------
                         (10)Shared Dispositive Power  2,471,267
------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by
      Each Reporting Person                            2,471,267
------------------------------------------------------------------------------
(12)  Check Box if the Aggregate Amount in               [  ]
      Row (11) Excludes Certain Shares
------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount            27.4%
      in Row (11)
------------------------------------------------------------------------------
(14)  Type of Reporting Person                         PN

Item 1.  Security and Issuer

         This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of MCM Capital Group, Inc., a corporation organized under the laws of the State of Delaware (the "Company"). The address of the Company's principal executive office is 5775 Roscoe Court, San Diego, California 92123.



Item 2.  Identity and Background


(a) Name
Madison West Associates Corp. ("Madison West")
Triarc Companies, Inc. ("Triarc")
Nelson Peltz ("Peltz")
Peter W. May ("May")
Neale M. Albert ("Albert")
DWG Acquisition Group, L.P. ("DWG Acquisition")

(b) Address of Principal Business Office or, if none, residence

For all filers (other than Mr. Albert):
c/o Triarc Companies, Inc.
280 Park Avenue
New York, NY  10017

For Mr. Albert:

c/o Paul, Weiss, Rifkind, Wharton & Garrison
1285 Avenue of the Americas
New York, NY  10019


(c) Employment and Employer

Mr. Peltz is the Chairman and Chief Executive Officer of Triarc which has its principal executive office at 280 Park Avenue, New York, NY 10017.

Mr. May is the President and Chief Operating Officer of Triarc which has its principal executive office at 280 Park Avenue, New York, NY 10017.

Mr. Albert is a Partner at the law firm of Paul, Weiss, Rifkind, Wharton & Garrison which has its principal executive office at 1285 Avenue of the Americas, New York, New York 10019.

Triarc is a holding company which, through its subsidiaries, is the franchisor of Arby's(R) restaurants. The names, addresses and citizenship of the directors and executive officers of Triarc and, to the best knowledge of the Reporting Persons, the interests of such persons in the securities of the Company, are set forth in Schedule 1 hereto, which is incorporated herein by reference.

Madison West is a wholly-owned subsidiary of Triarc and its principal business is investments. The names, addresses and citizenship of the directors and executive officers of Madison West and, to the best knowledge of the Reporting Persons, the interests of such persons in the securities of the Company, are set forth in Schedule II hereto, which is incorporated herein by reference.

The principal business of DWG Acquisition is the ownership of shares of Triarc. Mr. Peltz and Mr. May are the sole general partners of DWG Acquisition.

(d) - (e) Criminal  and Civil Proceedings

      During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the directors or executive officers of Triarc or Madison West named in Schedules I and II hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or has been subject to any civil judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Citizenship

      Madison West and Triarc are Delaware corporations. Messrs. Peltz, May and Albert are United States citizens. DWG Acquisition is a Delaware limited partnership.


Item 3.   Source and Amount of Funds of Other Consideration

          Prior to the Company's initial public offering on July 9, 1999, the Reporting Persons owned an aggregate of 1,475,751 shares of the Company's Common Stock, consisting of 603,787 shares owned directly by Madison West, 581,310 shares beneficially owned by Mr. Peltz through the Nelson Peltz Children's Trust (the "NP Trust"), 145,327 shares beneficially owned by Mr. May through the Jonathan P. May 1998 Trust (the "JM Trust") and 145,327 shares beneficially owned by Mr. May through the Leslie A. May 1998 Trust (the "LM Trust").

         On October 31, 2000 Triarc, certain officers of Triarc who invested in the Company and certain other stockholders of the Company, through a newly formed limited liability company, CTW Funding, LLC ("CTW"), made available to the Company a $2,000,000 revolving credit facility (the "MCM Revolver") to be used through December 31, 2000 to meet working capital requirements. Subsequent to December 31, 2000 the MCM Revolver was renewed four times, each time for one calendar quarter. In consideration for making the facility available to the Company and for each extension thereof, CTW received warrants to purchase 50,000 shares of the Company's Common Stock at $.01 per share (the "CTW Warrants"), on each of October 31, 2000, March 13, 2001, March 23, 2001, June 30, 2001 and
September 30, 2001. Upon exercise of the CTW Warrants, the Reporting Persons would be entitled to the following shares of Common Stock, calculated in accordance with their percentage ownership interest in CTW: 21,820 shares for Madison West, 21,008 shares for the NP Trust, 5,253 shares for the JP Trust and 5,253 shares for the LM Trust. No loans were extended pursuant to the MCM Revolver which expired by its terms on December 31, 2001. It is expected that CTW will dissolve within the next 60 days and will distribute to the Reporting Persons warrants exercisable to acquire an aggregate of 53,334 shares of Common Stock.

         On January 12, 2000 Triarc entered into an agreement (the "Note Guaranty") to guarantee $10,000,000 principal amount of senior notes maturing 2007 (the "MCM Notes") issued by the Company to a major financial institution in consideration for a fee of $200,000 and warrants to purchase 100,000 shares of Common Stock at $.01 per share (the "Triarc Warrant"). The Triarc Warrant is immediately exercisable. Through the date hereof, the $10,000,000 guaranteed amount has been reduced to $6,698,000 and will be further reduced by (i) any repayments of the MCM Notes, (ii) any repurchases of the MCM Notes by the Company and (iii) the amount of certain investment banking or financial advisory services fees paid to the financial institution or its affiliates or, under certain circumstances, other financial institutions by the Company, MCM or another significant stockholder of MCM or any of their affiliates. Through the date hereof, Triarc has not paid any amounts under the Note Guaranty.

         On January 4, 2001, Mr. May purchased 15,000 shares of the Common Stock through a brokerage transaction in the open market at a purchase price
of $0.39 per share.   Mr. May used his personal funds to make such purchase of
Common Stock.

         On February 22, 2002, the Reporting Persons purchased an aggregate of 445,715 shares of the Company's Series A Senior Cumulative Participating Convertible Preferred Stock (the "Series A preferred stock") at a price of $5.00 per share (consisting of 174,566 shares purchased by Madison West, 187,115 shares purchased by the Peltz Family Limited Partnership (the "Peltz LP"), 42,017 shares purchased by the JM Trust and 42,017 shares purchased by the LM Trust). Each share of Series A preferred stock is convertible at the option of the holder at any time into shares of Common Stock at a conversion price of $.50 per share of Common Stock, subject to customary anti-dilution adjustments. The Series A preferred stock has a cumulative dividend, payable semi-annually. Until February 15, 2004, dividends are payable in cash and/or additional shares of Series A preferred stock, at the Company's option, at the rate of 10.0% per annum. Thereafter, dividends will be payable only in cash, at a rate of 10.0% per annum. The dividend rate increases to 15.0% per annum in the event of a qualified public offering, a change of control (each as defined in the Certificates of Designation filed as Exhibit 6 hereto) or the sale of all or substantially all of the assets of the Company. In the event dividends are not declared or paid, the dividends will accumulate on a compounded basis. The Series A preferred stock has a liquidation preference equal to the sum of the stated value of the Series A preferred stock ($2,228,575 in the aggregate) plus all accrued and unpaid dividends thereon and a participation payment equal to shares of Common Stock at the conversion price and/or such other consideration that would be payable to holders of the Series A preferred stock if their shares had been converted into shares of the Company's Common Stock immediately prior to the liquidation event.

         The Series A preferred stock currently ranks senior to the Common Stock and will rank senior to any other junior securities with respect to the payment of dividends and liquidating distributions. The Company is prohibited from issuing any capital stock that ranks senior to the Series A preferred stock without the consent of the holders of a majority of the outstanding shares of Series A preferred stock.

         Upon the occurrence of a qualified public offering, a change in control, or a sale of the Company (each as defined), the Company may, by decision of the then independent members of the Board of Directors, redeem the outstanding Series A preferred stock held by the Reporting Persons in whole but not in part at an aggregate redemption price equal to the $2,228,575 liquidation preference plus the participation payment.

         The holders of the Series A preferred stock will be entitled to vote on as converted basis with the holders of the Common Stock as a single class and will have the right to vote as a separate class on certain specified matters which are set forth in the Certificate of Designation filed as Exhibit 6 hereto. In the event that the Company fails to pay dividends for either two consecutive semi-annual periods or any four semi-annual periods, the Purchasers are entitled to designate two directors to serve on the Company's Board of Directors for as long as at least 10% of the shares of the Series A preferred stock remain outstanding. The holders of the Series A preferred stock also have been granted registration rights in respect of the common stock underlying the Series A preferred stock.

         Madison West obtained the funds for its purchase of shares of Series A preferred stock from Triarc, which provided such funds from its working capital. The Peltz LP, of which Nelson Peltz is a general partner, and the JM Trust and the LM Trust, of which Peter May and Neale Albert are co-trustees, funded their purchase of shares of Series A preferred stock from personal funds.


Item 4.  Purpose of Transaction

         The Reporting Persons acquired the shares of Common Stock reported herein for investment purposes. The Reporting Persons will continuously evaluate their ownership of the Common Stock and the Company's business and industry. Depending on market conditions and other factors that the Reporting Persons may deem material to their investment decision, each of the Reporting Persons may, from time to time, acquire additional shares of Common Stock, or dispose of all or a portion of the shares of Common Stock now or hereafter acquired by such Reporting Person, in open market or privately negotiated transactions.

         None of the Reporting Persons currently has any plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of
Item 4 of Schedule 13D, though each Reporting Person reserves the right to subsequently devise or implement plans or proposals that relate to or would result in any of such matters.


Item 5.  Interest in Securities of the Issuer

                  (i) Pursuant to Rule 13d-3 of the Exchange Act, Madison West may be deemed the beneficial owner of 2,371,267 shares of Common Stock, including (i) 603,787 shares of Common Stock directly owned by Madison West; (ii) 21,820 shares of Common Stock issuable upon the exercise of the CTW Warrants issued to CTW (as described in Item 3), of which Madison West is an 8.7% holder (all such CTW Warrants are exercisable immediately and expire on October 31, 2005); and (iii) 1,745,660 shares of Common Stock issuable upon conversion of the Series A preferred stock acquired by Madison West. Assuming, the exercise by Madison West of the CTW Warrants for 21,820 shares of Common Stock and the conversion by Madison West of the Series A preferred stock into 1,745,660 shares of the Common Stock, the aggregate holdings of Madison West would constitute approximately 26.6% of the Company's outstanding shares of Common Stock (computed in accordance with Rule 13d-3 of the Exchange Act and on the basis of 7,161,131 shares of Common Stock currently outstanding, as reported in the Company's Form 10-Q, filed with the Securities and Exchange Commission on November 13, 2001). Madison West shares with Triarc, Mr. Peltz, Mr. May and DWG Acquisition voting and dispositive power over the 2,371,267 shares of Common Stock beneficially owned by Madison West;

                   (ii) Pursuant to Rule 13d-3 of the Exchange Act, Triarc may be deemed the beneficial owner of 2,471,267 shares of Common Stock, including (i) 603,787 shares of Common Stock directly owned by Madison West; (ii) 100,000 shares of Common Stock issuable upon exercise of the Triarc Warrant (such warrant is exercisable immediately and expires on January 12, 2005); (iii) 21,820 shares of Common Stock issuable upon the exercise of the CTW Warrants issued to CTW (as described in Item
         3), of which Madison West is an 8.7% holder, (all such CTW Warrants are exercisable immediately and expire on October 31, 2005); and (iv) 1,745,660 shares of Common Stock issuable upon conversion of the Series A preferred stock acquired by Madison West. Assuming exercise by Triarc of the Triarc Warrant for 100,000 shares of the Common Stock, the exercise by Madison West of the CTW Warrants for 21,820 shares of Common Stock and the conversion by Madison West of its Series A preferred stock into 1,745,660 shares of the Company's Common Stock, the aggregate holdings of Triarc would constitute approximately 27.4% of the Company's outstanding shares of Common Stock (computed in accordance with Rule 13d-3 of the Exchange Act and on the basis of 7,161,131 shares of Common Stock currently outstanding, as reported in the Company's Form 10-Q, filed with the Securities and Exchange Commission on November 13, 2001). Triarc shares with Madison West, Mr. Peltz, Mr. May and DWG Acquisition voting and dispositive power over the 2,371,267 shares of Common Stock beneficially owned by Madison West and the 100,000 shares of Common Stock issuable to Triarc upon exercise of the Triarc Warrant;

                   (iii) As a co-trustee of each of the NP Trust, the JM Trust and the LM Trust, Mr. Albert shares with Mr. Peltz voting and dispositive power over the 581,310 shares of Common Stock directly owned by the NP Trust, 21,008 shares of Common Stock issuable upon exercise of the CTW Warrants beneficially owned by the NP Trust, and shares with Mr. May voting and dispositive power over the 145,327 shares of Common Stock directly owned by the JM Trust, the 145,327 shares of Common Stock directly owned by the LM Trust, the 5,253 shares of Common Stock issuable upon the exercise of the CTW Warrants beneficially owned by the JM Trust, the 5,253 shares of Common Stock issuable upon the exercise of the CTW Warrants beneficially owned by the LM Trust, the 420,170 shares of Common Stock issuable upon the conversion of the Series A preferred stock owned by the JM Trust and the 420,170 shares of Common Stock issuable upon the conversion of the Series A preferred stock owned by the LM Trust. As a result, pursuant to Rule 13d-3 of the Exchange Act, Mr. Albert may be deemed the beneficial owner of 1,743,818 shares, which would constitute approximately 21.7% of the Company's outstanding shares of Common Stock (computed in accordance with Rule 13d-3 of the Exchange Act and on the basis of 7,161,131 shares of Common Stock currently outstanding, as reported in the Company's Form 10-Q, filed with the Securities and Exchange Commission on November 13, 2001). Mr. Albert disclaims beneficial ownership of such shares;

                  (iv) As a co-trustee of the NP Trust, Mr. Peltz shares voting and dispositive power over the 581,310 shares of Common Stock directly owned by the NP Trust, the 21,008 shares issuable to the NP Trust upon the exercise of the CTW Warrants and the 1,871,150 shares issuable upon the conversion of the Series A preferred stock owned by the Peltz LP. As the indirect beneficial owner of approximately 34.8% of the outstanding voting common stock of Triarc, Mr. Peltz shares voting and dispositive power with Triarc, Mr. May and DWG Acquisition over the 2,471,267 shares of Common Stock beneficially owned by Triarc (see (ii) above). As a result, pursuant to Rule 13d-3 of the Exchange Act, Mr. Peltz may be deemed the indirect beneficial owner of (i) the 581,310 shares of Common Stock directly owned by the NP Trust, (ii) the 21,008 shares of Common Stock issuable to the NP Trust upon the exercise of the CTW Warrants beneficially owned by the NP Trust, (iii) the 1,871,150 shares of Common Stock issuable to Madison West upon the conversion of the Series A preferred stock owned by Madison West, and
         (iv) the 2,471,267 shares of Common Stock beneficially owned by Triarc, which would, in the aggregate, constitute approximately 45.3% of the Company's outstanding shares of Common Stock (computed in accordance with Rule 13d-3 of the Exchange Act and on the basis of 7,161,131 shares of Common Stock currently outstanding, as reported in the Company's Form 10-Q, filed with the Securities and Exchange Commission on November 13, 2001). Mr. Peltz disclaims beneficial ownership of such shares;

                  (v) As a co-trustee of each of the JM Trust and the LM Trust, Mr. May shares voting and dispositive power with Mr. Albert over the 145,327 shares of Common Stock directly owned by the JM Trust, the 145,327 shares of Common Stock directly owned by the LM Trust, the 5,253 shares of Common Stock issuable to the JM Trust upon the exercise of the CTW Warrants beneficially owned by the JM Trust, the 5,253 shares of Common Stock issuable to the LM Trust upon the exercise of the CTW Warrants beneficially owned by the LM Trust, the 420,170 shares of Common Stock issuable to JM Trust upon the conversion of the Series A preferred stock owned by the JM Trust and the 420,170 shares of Common Stock issuable to LM Trust upon the conversion of the Series A preferred stock owned by the LM Trust. Mr. May also beneficially owns the 15,000 shares of Common Stock that he acquired through a brokerage transaction and has sole voting and dispositive power over such shares. As the beneficial owner of approximately 33.1% of the outstanding voting common stock of Triarc, Mr. May shares with Triarc, Mr. Peltz and DWG Acquisition voting and dispositive power over the 2,471,267 shares of Common Stock beneficially owned by Triarc (see (ii) above). As a result, pursuant to Rule 13d-3 of the Exchange Act, Mr. May may be deemed the beneficial owner of (i) the 145,327 shares of Common Stock directly owned by the JM Trust, (ii) the 145,327 shares of Common Stock directly owned by the LM Trust, (iii) the 5,253 shares of Common Stock issuable to the JM Trust upon the exercise of the CTW Warrants beneficially owned by the JM Trust, (iv) the 5,253 shares of Common Stock issuable to the LM Trust upon the exercise of the CTW Warrants,
         (v) the 420,170 shares of Common Stock issuable to JM Trust upon the conversion of the Series A preferred stock owned by the JM Trust, (vi) the 420,170 shares of Common Stock issuable to LM Trust upon the conversion of the Series A preferred stock owned by the LM Trust, (vii) the 2,471,267 shares of Common Stock beneficially owned by Triarc, and
         (viii) the 15,000 shares of Common Stock owned directly by Mr. May, which would, in the aggregate, constitute approximately 36.7% of the Company's outstanding shares of Common Stock (computed in accordance with Rule 13d-3 of the Exchange Act and on the basis of 7,161,131 shares of Common Stock currently outstanding, as reported in the Company's Form 10-Q, filed with the Securities and Exchange Commission on November 13, 2001). Mr. May disclaims beneficial ownership of all such shares other than the 15,000 shares of Common Stock that he owns directly;

                  (vi) As the direct beneficial owner of approximately 29.4% of the outstanding voting common stock of Triarc, DWG Acquisition shares with Mr. Peltz and Mr. May voting and dispositive power over the over the 2,471,267 shares of Common Stock beneficially owned by Triarc (see
         (ii) above). As a result, pursuant to Rule 13d-3 of the Exchange Act, DWG Acquisition may be deemed the indirect beneficial owner of 2,471,267 shares of Common Stock, which would constitute approximately 27.4% of the Company's outstanding shares of Common Stock (computed in accordance with Rule 13d-3 of the Exchange Act and on the basis of 7,161,131 shares of Common Stock currently outstanding, as reported in the Company's Form 10-Q, filed with the Securities and Exchange Commission on November 13, 2001). DWG Acquisition disclaims beneficial ownership of such shares.


         (c) On February 22, 2002, the Reporting Persons purchased 445,715 shares of the Company's Series A Senior Cumulative Participating Convertible Preferred Stock (the "Series A preferred stock") at a price of $5.00 per share. See Item 3 above.

         (d)

                  (i) 581,310 shares of Common Stock reported herein as beneficially owned by Messrs. Peltz and Albert are directly owned by the NP Trust, which has the right to receive dividends from, or the proceeds from the sale of, such shares of Common Stock.

                  (ii) 145,327 shares of Common Stock reported herein as beneficially owned by Messrs. May and Albert are directly owned by the JM Trust, which has the right to receive dividends from, or the proceeds from the sale of, such shares of Common Stock.

                  (iii) 145,327 shares of Common Stock reported herein as beneficially owned by Messrs. May and Albert are directly owned by the LM Trust, which has the right to receive dividends from, or the proceeds from the sale of, such shares of Common Stock.


        (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         In order to provide the Company with a $2,000,000 secured credit facility, Madison West, C.P. International Investments ("CPII"), Robert Whyte, a director of the Company ("Whyte"), and a number of individuals (including certain of the persons listed on Schedules I and II hereto)and entities associated or affiliated with Triarc (collectively with Madison West, the "Triarc Entities") formed CTW. CPII currently holds a 60% interest in CTW, Whyte currently holds a 15% interest in CTW and the Triarc Entities, in the aggregate, currently hold a 25% interest in CTW.

Item 7.   Materials to be Filed as Exhibits



Exhibit 1   Joint Filing Agreement of the Reporting Persons, dated March 4,
            2002.


Exhibit 2 Warrant Agreement, dated as of October 31, 2000, incorporated herein by reference to Exhibit 2 to the Schedule 13D/A filed by Consolidated Press International Holdings Limited ("CPIHL") and C.P. International Investments Limited ("CPII") on March 22, 2001.

Exhibit 3 First Amendment to Warrant Agreement, dated as of March 13, 2001, incorporated herein by reference to Exhibit 3 to the Schedule 13D/A filed by CPIHL and CPII on March 22, 2001.

Exhibit 5 Second Amendment to Credit Agreement, dated as of June 30, 2001, incorporated herein by reference to Exhibit 5 to the Schedule 13D/A filed by CPIHL and CPII on August 31, 2001.

Exhibit 6 Certificate of Designation relating to the Series A Senior Cumulative Participating Convertible Preferred Stock, incorporated herein by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Commission on February 25, 2002.

Exhibit 7 Specimen of Share Certificate of Series A Senior Cumulative Participating Convertible Preferred Stock, incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Commission on February 25, 2002.

Exhibit 8 Purchase Agreement, dated as of February 15, 2002, between MCM Capital Group, Inc. and the several Purchasers listed on Schedule A thereto, incorporated herein by reference to
            Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the Commission on February 25, 2002.

Exhibit 9   Registration Rights Agreement, dated as of February 15,
            2002, between MCM Capital Group, Inc. and the several
            Purchasers listed on Schedule A thereto, incorporated herein by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed with the Commission on February 25, 2002.

Exhibit 10 Letter Agreement dated February 21, 2002 among ING (U.S.) Capital LLC, MCM Capital Group, Inc., and the purchasers of Series A Senior Cumulative Participating Convertible Preferred Stock, incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the Commission on February 25, 2002.




                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date:  March 4, 2002

                                 Madison West Associates Corp.



                                 By:  Francis T. McCarron
                                    -----------------------------------------
                                    Name:  Francis T. McCarron
                                    Title: Senior Vice President & Chief
                                           Financial Officer


                                 Triarc Companies, Inc.



                                 By:  Francis T. McCarron
                                    -------------------------------------------
                                    Name:  Francis T. McCarron
                                    Title: Senior Vice President & Chief
                                           Financial Officer


                                       Nelson Peltz
                                     ------------------------------------------
                                     Nelson Peltz


                                       Peter W. May
                                     ------------------------------------------
                                     Peter W. May


                                       Neale M. Albert
                                     ------------------------------------------
                                     Neale M. Albert



                                  DWG Acquisition Group, L.P.


                                  By:     Nelson Peltz
                                     -----------------------------------------
                                     Nelson Peltz
                                     General Partner


                                  By:     Peter W. May
                                     ------------------------------------------
                                     Peter W. May
                                     General Partner

                                   SCHEDULE I
                        DIRECTORS AND EXECUTIVE OFFICERS
                             TRIARC COMPANIES, INC.

         Set forth below are the names, citizenship, addresses and, to the best knowledge of the Reporting Persons, the beneficial ownership in the securities of the Company of each of the directors and executive officers of Triarc, other than Messrs. Peltz and May who are also Reporting Persons. (1)

---------------------------- -------------------------- -------------------------- --------------------------
Name                         Citizenship                Residence or Business      Beneficial Ownership
                                                        Address
---------------------------- -------------------------- -------------------------- --------------------------
---------------------------- -------------------------- -------------------------- --------------------------
Hugh L. Carey                USA                        200 Park Avenue
                                                        New York, NY 10166                     0
---------------------------- -------------------------- -------------------------- --------------------------
---------------------------- -------------------------- -------------------------- --------------------------
Clive Chajet                 USA                        575 Madison Avenue,
                                                        New York, NY  10022                    0
---------------------------- -------------------------- -------------------------- --------------------------
---------------------------- -------------------------- -------------------------- --------------------------
Joseph A. Levato             USA                        280 Park Avenue
                                                        New York, NY  10017                    0
---------------------------- -------------------------- -------------------------- --------------------------
---------------------------- -------------------------- -------------------------- --------------------------
David E. Schwab II           USA                        1133 Avenue of the
                                                        Americas                               0
                                                        New York, NY 10036-6799
---------------------------- -------------------------- -------------------------- --------------------------
---------------------------- -------------------------- -------------------------- --------------------------
Jeffrey S. Silverman         USA                        777 Third Avenue
                                                        New York, NY  10017                    0
---------------------------- -------------------------- -------------------------- --------------------------
---------------------------- -------------------------- -------------------------- --------------------------
Raymond S. Troubh            USA                        10 Rockefeller Plaza
                                                        New York, NY  10020                    0
---------------------------- -------------------------- -------------------------- --------------------------
---------------------------- -------------------------- -------------------------- --------------------------
Gerald Tsai, Jr.             USA                        200 Park Avenue
                                                        New York, NY  10166                    0
---------------------------- -------------------------- -------------------------- --------------------------
---------------------------- -------------------------- -------------------------- --------------------------
Eric D. Kogan                USA                        280 Park Avenue
                                                        New York, NY  10017               475,160 (2)
---------------------------- -------------------------- -------------------------- --------------------------
---------------------------- -------------------------- -------------------------- --------------------------
Brian L. Schorr              USA                        280 Park Avenue
                                                        New York, NY  10017               32,343 (3)
---------------------------- -------------------------- -------------------------- --------------------------
---------------------------- -------------------------- -------------------------- --------------------------
Jonathan P. May              USA                        280 Park Avenue
                                                        New York, NY  10017               20,000 (4)
---------------------------- -------------------------- -------------------------- --------------------------
---------------------------- -------------------------- -------------------------- --------------------------
Francis T. McCarron          USA                        280 Park Avenue
                                                        New York, NY  10017                    0
---------------------------- -------------------------- -------------------------- --------------------------
---------------------------- -------------------------- -------------------------- --------------------------
Jarrett B. Posner            USA                        280 Park Avenue
                                                        New York, NY  10017               118,190 (5)
---------------------------- -------------------------- -------------------------- --------------------------
---------------------------- -------------------------- -------------------------- --------------------------
Stuart I. Rosen              USA                        280 Park Avenue
                                                        New York, NY  10017               28,533 (6)
---------------------------- -------------------------- -------------------------- --------------------------
---------------------------- -------------------------- -------------------------- --------------------------
Fred H. Schaefer             USA                        280 Park Avenue
                                                        New York, NY  10017               50,000 (7)
---------------------------- -------------------------- -------------------------- --------------------------
---------------------------- -------------------------- -------------------------- --------------------------
Anne A. Tarbell              USA                        280 Park Avenue
                                                        New York, NY  10017                    0
---------------------------- -------------------------- -------------------------- --------------------------

1) To the best knowledge of the Reporting Persons, except where otherwise noted, each of the directors and executive officers of Triarc listed above (i) funded their purchase of shares of Common Stock reported herein from personal funds;
(ii) acquired the shares of Common Stock for investment purposes; (iii) has sole voting and dispositve power over the shares listed on this Schedule I and
(iv) has the sole right to receive dividends from, or the proceeds from the sale of, the shares listed on this Schedule I.

2)Includes 165,587 shares of Common Stock, 3,573 shares of Common Stock issuable upon the exercise of the CTW Warrants and 306,000 shares of Common Stock issuable upon conversion of Series A preferred stock.

3) Includes 8,235 shares of Common Stock, 298 shares of Common Stock issuable upon the exercise of the CTW Warrants and 23,810 shares of Common Stock issuable upon conversion of Series A preferred stock.

4) Consists of 20,000 shares of Common Stock. Mr. May is the beneficiary of the JM Trust.

5) Includes 47,000 shares of Common Stock, 1,190 shares issuable upon the exercise of the CTW Warrants and 70,000 shares of Common Stock issuable upon conversion of Series A preferred stock.

6) Includes 8,235 shares of Common
Stock, 298 shares of Common Stock issuable upon the exercise of the CTW Warrants and 20,000 shares of Common Stock issuable upon conversion of Series A preferred stock.

7) Consists of 50,000 shares of Common Stock.

                                   SCHEDULE II
                        DIRECTORS AND EXECUTIVE OFFICERS
                          MADISON WEST ASSOCIATES CORP.


         Set forth below are the names, citizenship, addresses and, to the best knowledge of the Reporting Persons, the beneficial ownership in the securities of the Company of each of the directors and executive officers of Madison West.
(1)


---------------------------- -------------------------- -------------------------- --------------------------
Name                         Citizenship                Residence or Business      Beneficial Ownership
                                                        Address
---------------------------- -------------------------- -------------------------- --------------------------
---------------------------- -------------------------- -------------------------- --------------------------
Francis T. McCarron          USA                        280 Park Avenue
                                                        New York, NY  10017                    0
---------------------------- -------------------------- -------------------------- --------------------------
---------------------------- -------------------------- -------------------------- --------------------------
Eric D. Kogan                USA                        280 Park Avenue
                                                        New York, NY  10017               475,160 (2)
---------------------------- -------------------------- -------------------------- --------------------------
---------------------------- -------------------------- -------------------------- --------------------------
Brian L. Schorr              USA                        280 Park Avenue
                                                        New York, NY  10017               32,343 (2)
---------------------------- -------------------------- -------------------------- --------------------------
---------------------------- -------------------------- -------------------------- --------------------------
Jarrett B. Posner            USA                        280 Park Avenue
                                                        New York, NY  10017               118,190 (2)
---------------------------- -------------------------- -------------------------- --------------------------
---------------------------- -------------------------- -------------------------- --------------------------
Stuart I. Rosen              USA                        280 Park Avenue
                                                        New York, NY  10017               28,533 (2)
---------------------------- -------------------------- -------------------------- --------------------------
---------------------------- -------------------------- -------------------------- --------------------------
Fred H. Schaefer             USA                        280 Park Avenue
                                                        New York, NY  10017               50,000 (2)
---------------------------- -------------------------- -------------------------- --------------------------
---------------------------- -------------------------- -------------------------- --------------------------
Anne A. Tarbell              USA                        280 Park Avenue
                                                        New York, NY  10017                    0
---------------------------- -------------------------- -------------------------- --------------------------

1) To the best knowledge of the Reporting Persons, except where otherwise noted, each of the directors and executive officers of Madison West listed above (i) funded their purchase of shares of Common Stock reported herein from personal funds; (ii) acquired the shares of Common Stock for investment purposes; and
(iii) has sole voting and dispositive power over the shares listed on this
Schedule 2.

2) See Schedule I.

                                    EXHIBIT 1
                             JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree that the Statement on Schedule 13D and any amendments thereto to which this exhibit is attached is filed on behalf of each of them.

Dated: March 4, 2002



                               Madison West Associates Corp.



                               By:    Francis T. McCarron
                                  ---------------------------------------------
                                  Name:  Francis T. McCarron
                                  Title: Senior Vice President & Chief
                                         Financial Officer


                               Triarc Companies, Inc.



                               By:    Francis T. McCarron
                                  ---------------------------------------------
                                  Name:  Francis T. McCarron
                                  Title: Senior Vice President & Chief
                                         Financial Officer


                                      Nelson Peltz
                                -----------------------------------------------
                                  Nelson Peltz


                                      Peter W. May
                                -----------------------------------------------
                                  Peter W. May


                                      Neale M. Albert
                               ------------------------------------------------
                                  Neale M. Albert


                               DWG Acquisition Group, L.P.


                               By:         Nelson Peltz
                                  --------------------------------------------
                                    Nelson Peltz
                                    General Partner


                               By:        Peter W. May
                                  --------------------------------------------
                                    Peter W. May
                                    General Partner